

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2016

Via E-mail
Michael J. Rapport
Chief Executive Officer
Evans Brewing Company, Inc.
3815 S. Main St.
Santa Ana, CA 92707

> **Re: Evans Brewing Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2016**
> **File No. 333-213815**

Dear Mr. Rapport:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Liquidity and Capital Resources, page 29

1.   We note your revised liquidity disclosure, including the statement that as of June 30, 2016 you had insufficient cash to operate your business at the current level for the next twelve months. Given your history of losses from continuing operations, it is unclear on what basis you believe cash flows from operations will provide a source of liquidity. In this regard, we note your statement on page 5 that you expect to incur operating losses in future periods, and we note that you expect to use the equity line to repay the bridge loan. Please revise to describe your internal and external sources of liquidity. With respect to the equity line, it appears you should address the contingency that you are not able to draw down the full $1 million, for example, due to the $2.50 floor and possibility that your share price will decline due to the 30% discount to market price.   If you identify a material deficiency please indicate the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Kyle Leingang
        Dorsey & Whitney LLP